SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
As of the date of this filing, 100% of the membership interests of the Company as well as the title of the Marcel Dyf Painting are held by Blackchip Holdings.
Our Manager via the Blackchip Technologies will be issued 20 Class A shares tokens of the Offering amount in exchange for Administrative services on our behalf. Of the Class A shares tokens issued to Blackchip Technology our manager may sell all or any portion from time to time following the closing of such offering.
The address of our manager is 67 Wall Street, Suite 10H, New
York, NY, 10005
We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that our Manager , the Company, affiliates and entities named in the tables below have sole voting and investment power with respect to all Class A share tokens that they beneficially own.
We have presented the beneficial ownership of the Class A share tokens based on the assumption that all 185 Class A share tokens offered in this Offering will be sold. The number of Class A share tokens beneficially owned by a person and the percentage ownership of that person after this Offering, we deemed outstanding Class A share tokens subject to any securities held by that person that are currently exercisable or convertible pursuant to the qualification of this Offering.
In November 2020, Nicholas J. Beato, the Founder and Chief Executive Officer of Blackchip owns 100% of the membership interests of Blackchip Holdings, LLC, which owns 100% of the membership interests in the other Blackchip entities, including Blackchip Technologies. Per agreement documents, Mr. Beato has the power to vote 100% of the membership interests beneficially owned by Blackchip.
Blackchip Holdings, LLC owns 100% of the membership interests of our company and Blackchip Technologies. Blackchip Technologies, LLC will be entitled to receive 20 Class A share tokens issued.